Guy Whittaker Group Finance Director

Mr Michael Volley Staff Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gogarburn Edinburgh EH12 1HQ Telephone: 0131 523 2028 Facsimile: 0131 626 0550 www.rbs.com

6 January 2009

Dear Mr Volley

The Royal Bank of Scotland Group plc
Form 20-F for the fiscal year ended 31 December 2007
Form 6-K filed 4 November 2008
File No. 001-10306

Thank you for your letter dated 18 December 2008, received yesterday, commenting on our response of 3 November 2008 and also on the Form 6-K filed on 4 November 2008.

We are considering your comments and expect to be able to provide you with our response by the end of the month.

Yours sincerely,